                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                      _________________________________________

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   FRED MEYER, INC.
                                   (Name of Issuer)


                             Common Stock, $.01 Par Value
                            (Title of Class of Securities)


                                     592907-10-9
                                    (CUSIP Number)


                                   Marc W. Evanger
                                Senior Vice President
                              QUALITY FOOD CENTERS, INC.
                                10112 N.E. 10th Street
                              Bellevue, Washington 98004
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   November 6, 1997
               (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

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                                     SCHEDULE 13D






         CUSIP NO. 592907-10-9                              PAGE 2 OF 8


  1  NAME OF REPORTING PERSON

     QUALITY FOOD CENTERS, INC.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /

                                                           (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     NA

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     WASHINGTON

NUMBER OF SHARES               7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

                               8  SHARED VOTING POWER

                                  9,664,224***

                               9  SOLE DISPOSITIVE POWER



                              10  SHARED DISPOSITIVE POWER



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,664,224***

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%

 14  TYPE OF REPORTING PERSON

     PN

***Reporting Person disclaims beneficial ownership of all shares.


                                 (Page 2 of 8)

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ITEM 1.  SECURITY AND ISSUER

    This Statement relates to shares of Common Stock, $0.01 par value ("Common Stock"), of Fred Meyer, Inc., a corporation organized under the laws of Delaware ("Fred Meyer"). Fred Meyer's principal executive offices are located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202.

ITEM 2.  IDENTITY AND BACKGROUND

    This Statement is filed by Quality Food Centers, Inc. ("QFC"), whose business address is 10112 N.E. 10th Street, Bellevue, Washington 98004. QFC's principal business is to own and operate supermarkets. During the past five years, QFC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Set forth below are the names, principal occupations and business addresses of the executive officers and directors of QFC. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of QFC:

NAME                         POSITION WITH QFC
-----                        ------------------

**Christopher A. Sinclair    President and Chief Executive Officer

 *Dan Kourkoumelis           President and Chief Executive Officer

**Fredrick S. Meils          Senior Vice President, Corporate Development

**William P. Ketcham         Senior Vice President, Marketing and Public
                             Affairs

 *Marc W. Evanger            Senior Vice President

 *Michael Huse               Senior Vice President

 *The business address of these executive officers is 10112 N.E. 10th Street, Bellevue, Washington, 98004.

**The business address of these executive officers is 300 Atlantic Street, Suite 1001, Stamford, Connecticut 06901

                                 (Page 3 of 8)

Directors of QFC:


                             PRINCIPAL OCCUPATION, ADDRESS OF
NAME                         EMPLOYER AND BUSINESS ADDRESS OF DIRECTOR
----                         -----------------------------------------

Stuart M. Sloan              Chairman of Sloan Capital Companies, 1301 Fifth
                             Avenue, Suite 3000, Seattle, Washington 98101

Christopher A. Sinclair      President and Chief Executive Officer, QFC, 300
                             Atlantic Street, Suite 1001, Stamford,
                             Connecticut 06901

Dan Kourkoumelis             President and Chief Executive Officer, QFC,
                             10112 N.E. 10th Street, Bellevue, Washington 90004

John W. Creighton, Jr.       Chief Executive Officer of Weyerhaeuser Company,
                             33663 Weyerhaeuser Way South, Federal Way,
                             Washington 98003

Roger K. Hughes              Chairman of Hughes Markets, Inc., 14665 Live Oak
                             Avenue, Irwindale, CA 91706

Maurice F. Olson             Controlling Member of Olson Management Group,
                             LLC., 2707 Colby Avenue #1201, Everett,
                             Washington 98201

Marc H. Rapaport             Chairman LA Soccer Partners, L.P., 11625 Morgana
                             Lane, Los Angeles, California 90049

Sheli Z. Rosenberg           President and Chief Executive Officer of Equity
                             Group Investments, Inc., Two North Riverside
                             Plaza, Suite 600, Chicago, Illinois 60606

Ronald A. Weinstein          Private Investor, 4823 Lake Was Boulevard N.E.
                             #1, Kirkland, Washington 98033

Samuel Zell                  Chairman of the Board of Directors of Equity
                             Group Investments, Inc., Two North Riverside Plaza,
                             Suite 600, Chicago, Illinois 60606

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

    On November 6, 1997, QFC, Fred Meyer and Q-Acquisition Corp., a Washington corporation and a wholly-owned subsidiary of Fred Meyer ("Q-Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is incorporated herein by reference to Form 8-K, dated the date hereof, filed by QFC. Pursuant to the terms of the Merger Agreement, Q-Acquisition would merge with and into QFC (the "Merger"), subject to certain conditions being satisfied or waived. Pursuant to the Merger Agreement, each outstanding share of QFC Common Stock, $.001 par value, would be converted into the right to receive the

                                 (Page 4 of 8)
greater of either (i) 1.9 shares of Fred Meyer common stock, $.01 par value ("Fred Meyer Common Stock"), or (ii) the lesser of (A) 2.3 shares of Fred Meyer Common Stock or (B) a number of shares equal to $55 divided by the average closing price of the Fred Meyer Common Stock on the New York Stock Exchange for 15 out of the 35 trading days ending on the second trading day preceding the effective date of the merger, subject to certain adjustments if any divestitures are required under the antitrust laws. Conditions to the consummation of the Merger include the receipt of regulatory approvals and approval by the shareholders of Fred Meyer and QFC.

    Concurrently with execution of the Merger Agreement, QFC and certain stockholders of Fred Meyer (the "Stockholders") entered into a Voting Agreement (the "Voting Agreement") pursuant to which each Stockholder agreed, among other things, that, at any meeting of stockholders of Fred Meyer called to vote upon the issuance of Common Stock in the Merger (as defined in the Voting Agreement) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the issuance of Common Stock in the Merger is sought, the Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) all Subject Shares (as defined in the Voting Agreement) then beneficially owned by such Stockholder in favor of the issuance of Common Stock in the Merger. As of November 6, 1997, the shares subject to the Voting Agreement represented approximately 10.5% of the aggregate voting power of Fred Meyer.

    The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) - (c)    By reason of the Voting Agreement, QFC may be deemed to be the beneficial owner of 9,664,224 shares (the "Shares") of Fred Meyer Common Stock. QFC disclaims beneficial ownership of the Shares. The Shares represent approximately 10.5% of the outstanding shares of Fred Meyer Common Stock.
Except as described in this Schedule 13D, neither QFC nor, to the best knowledge of QFC, any of the persons listed in Item 2 above beneficially owns any shares of Fred Meyer Common Stock. Except as described in this Schedule 13D, neither QFC nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Fred Meyer Common Stock during the past 60 days. By virtue of the limited nature of the Voting Agreement, QFC expressly disclaims beneficial ownership of the Shares.

    (d)  Not applicable.

    (e)  Not applicable


                                 (Page 5 of 8)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    See item 4 with respect to the Merger Agreement and Voting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    7.1 Voting Agreement dated as of November 6, 1997 between QFC and certain stockholders of Fred Meyer, Inc.

    7.3 Agreement and Plan of Merger by and among Quality Food Centers, Inc., Fred Meyer, Inc. and Q-Acquisition Corp., dated November 6, 1997. (Incorporated by reference to Exhibit 2.1 of Quality Food Center, Inc.'s Form 8-K (filed on November 14, 1997)).






















                                 (Page 6 of 8)

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997              QUALITY FOOD CENTERS, INC.


                                       By: /s/ MARC W. EVANGER
                                          ------------------------
                                       Name:  Marc W. Evanger
                                       Title: Senior Vice President
















                                 (Page 7 of 8)

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                                    EXHIBIT INDEX


                                                                  Sequential
Exhibit No.         Description                                   Page No.
-----------         -----------                                   ----------
7.1                 Voting Agreement dated as of November 6,
                    1997 between Quality Food Centers, Inc.
                    and certain stockholders and Fred Meyer, Inc.

7.3 Agreement and Plan of Merger by and among Quality Food Centers, Inc., Fred Meyer, Inc. and Q-Acquisition Corp., dated November 6, 1997. (Incorporated by reference to Exhibit 2.1 of Quality Food Centers, Inc.'s Form 8-K (filed on November 14, 1997)).


















                                 (Page 8 of 8)